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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
163428105

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	163428105	13G	Page	2	of	10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). RA Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		876,172

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		876,172

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	876,172

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	163428105	13G	Page	3	of	10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Richard H. Aldrich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		876,172

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		876,172

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	876,172

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	163428105	13G	Page	4	of	10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Peter Kolchinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		876,172

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		876,172

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	876,172

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	163428105	13G	Page	5	of	10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). RA Capital Biotech Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		869,403

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		869,403

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	869,403

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	163428105	13G	Page	6	of	10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). RA Capital Biotech Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,769

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,769

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,769

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	163428105	Page	7	of	10
Item 1.
(a) Name of Issuer: Chelsea Therapeutics International, Ltd. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 13950 Ballantyne Corporate Place, Suite 325, Charlotte, NC 28277.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC, RA Capital Biotech Fund, L.P. and RA Capital Biotech Fund II, L.P., who are collectively referred to herein as the “Reporting Persons.” Mr. Aldrich and Mr. Kolchinsky (together, the “Managers”) are the managers of RA Capital Management, LLC (“Capital”), which is the sole general partner of each of RA Capital Biotech Fund, L.P. (“Fund I”) and RA Capital Biotech Fund II, L.P. (“Fund II”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 2 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 111 Huntington Avenue, Suite 610, Boston, MA 02199.
(c) Citizenship: Capital is a Massachusetts limited liability company. Each of Fund I and Fund II is a Delaware limited partnership. The Managers are U.S. citizens.
(d) Title and Class of Securities: Common stock, no par value per share (“Common Stock”)
(e) CUSIP Number: 163428105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership
In the aggregate, the Reporting Persons beneficially own 876,172 shares of the Common Stock of the Issuer composed of 512,612 shares of Common Stock and the right to acquire within 60 days of the date of this filing an additional 363,560 shares of Common Stock through the exercise of warrants held by each of Fund I and Fund II, representing approximately 2.9% of such class of securities.
The beneficial ownership of each Reporting Person is as follows: (i) Fund I beneficially owns 869,403 shares of Common Stock composed of 506,822 shares of Common Stock and the right to acquire within 60 days of the date of this filing an additional 362,581 shares of Common

CUSIP No.	163428105	Page	8	of	10
Stock through the exercise of a warrant issued to Fund I, representing approximately 2.9% of the class, (ii) Fund II beneficially owns 6,769 shares of Common Stock composed of 5,790 shares of Common Stock and the right to acquire within 60 days of the date of this filing an additional 979 shares of Common Stock through the exercise of a warrant issued to Fund II, representing approximately 0.0% of the class and (iii) Capital, as the sole general partner of each of Fund I and Fund II, and Mr. Aldrich and Mr. Kolchinsky as the managers of Capital, each beneficially own 876,172 shares of Common Stock of the Issuer, which amount includes the right to acquire an additional 363,560 shares of Common Stock through the exercise of warrants issued to Fund I and Fund II, representing approximately 2.9% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 30,281,014 shares of Common Stock of the Issuer, representing the number of shares of Common Stock outstanding as of November 8, 2007, as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended September 30, 2007, plus the shares of Common Stock able to be acquired by the Reporting Persons within 60 days of this filing.
Each of Fund I and Fund II has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the sole general partner of each of Fund I and Fund II, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G. The Managers, by virtue of their position as managers of Capital, have the shared authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable

CUSIP No.	163428105	Page	9	of	10
Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	163428105	Page	10	of	10
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2008 RA CAPITAL BIOTECH FUND, L.P.
By:	RA Capital Management, LLC
General Partner

By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RA CAPITAL BIOTECH FUND II, L.P.
By:	RA Capital Management, LLC
General Partner

By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RA CAPITAL MANAGEMENT, LLC
By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RICHARD H. ALDRICH
/s/ Richard H. Aldrich

PETER KOLCHINSKY
/s/ Peter Kolchinsky

Exhibit 2
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees, as of February 14, 2008, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Chelsea Therapeutics International, Ltd. (the “Issuer”), and such statement to which this Joint Filing Agreement is attached as Exhibit 2 is filed on behalf of each of the undersigned. This Agreement expressly supersedes the Joint Filing Agreement dated February 9, 2007 among certain of the parties hereto with respect to the filing of information required by Schedule 13G in relation to Common Stock of the Issuer.

RA CAPITAL BIOTECH FUND, L.P.
By:	/s/ Richard H. Aldrich
Richard H. Aldrich, Manager
RA Capital Management, LLC

RA CAPITAL BIOTECH FUND II, L.P.
By:	/s/ Richard H. Aldrich
Richard H. Aldrich, Manager
RA Capital Management, LLC

RA CAPITAL MANAGEMENT, LLC
By:	/s/ Richard H. Aldrich
Richard H. Aldrich
Manager

RICHARD H. ALDRICH
/s/ Richard H. Aldrich

PETER KOLCHINSKY
/s/ Peter Kolchinsky